Filing by Wells Fargo Variable Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Variable Annuity Trust (SEC File No. 33-83100) and Wells Fargo Variable Trust (SEC File Nos. 333-74283).

Wells Fargo Variable Trust
Evergreen VA Omega Fund
Wells Fargo Advantage VT Large Company Growth Fund
File No. 333-165355

Wells Fargo Advantage Funds®

Evergreen Investments

EVERGREEN VA OMEGA FUND

Of

Evergreen Variable Annuity Trust

200 Berkeley Street

Boston, MA 02116

and

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND

Of

Wells Fargo Variable Trust

525 Market Street

San Francisco CA  94105

May 21, 2010

Dear Valued Investor:

Recently we sent to you a prospectus/proxy statement and other proxy materials for the upcoming Special Meeting of Shareholders for Evergreen VA Omega Fund and the Wells Fargo Advantage VT Large Company Growth Fund (each a “Fund,” together, the “Funds”) scheduled for June 8, 2010 (the “Special Meeting”).  At the Special Meeting, investors of the Funds will be asked to consider a proposal to reorganize the Funds into the Wells Fargo Advantage VT Omega Growth Fund. The enclosed Supplement updates the information in the prospectus/proxy statement dated April 23, 2010 (the “Proxy Statement”) that you recently received in connection with that Special Meeting. The Special Meeting will be held on June 8, 2010 at 10:00 a.m. Pacific time, at the offices of Wells Fargo Advantage Funds®, 525 Market Street, San Francisco, California 94105; however, in order to provide you with additional time to consider the information in the Supplement, the Special Meeting will be adjourned immediately until June 18, 2010 at 9:00 a.m. Pacific time.

If you have already provided voting instructions for your shares, you do not need to do anything in response to this mailing unless you wish to change your vote. If you wish to change your vote before the Special Meeting, you may do so by submitting a later dated proxy using any of the voting methods described on the proxy card, which was previously mailed to you, or by submitting a written notice of revocation to your insurance company. If you have not yet provided voting instructions for your shares, please know that your vote is critical to the outcome of the Special Meeting regardless of how many shares you own.  Please take the time to provide voting instructions for your shares today.

If you have any questions about the proxy materials or the proposal, please call The Altman Group, our proxy solicitor, at 866-207-2333 or your insurance company. Your vote is very important to us regardless of the number of shares that you are entitled to vote.

More information regarding the Special Meeting and proposal can be found in the Proxy Statement, which was previously mailed to you. If you are interested in viewing the Proxy Statement, you can log on to www.evergreeninvestments.com or www.wellsfargoadvantagefunds.com to view it, free of charge. If you would like another copy of the proxy materials, have any proxy-related questions, or to want vote your proxy by phone, please call our proxy solicitor, The Altman Group, at 866-207-2333 for assistance. The Proxy Statement and Supplement are also available, without charge, on the SEC’s website http://www.sec.gov. Please read the Proxy Statement and Supplement carefully, as they contain important information.

Your vote matters and will help us to obtain the required number of votes to hold the Special Meeting and avoid additional costs of further solicitation.   Please help us by taking a moment to cast your vote today. Thank you in advance for your participation.

Sincerely,

Wells Fargo Advantage Funds
Evergreen Investments